UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 8, 2023

Maverick Lifestyle, Inc.

(Exact Name of Registrant as specified in its charter)

Nevada	88-1825059
(State or other jurisdiction	(IRS Employer Identification
of incorporation)	Number)

7427 NC Hwy 58 South, Stantonsburg, NC 27883

(Full mailing address of principal executive offices)

(631) 964-1111

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, $0.001 par value

Item 9. Other Events

On September 6, 2022, the offering statement (the “Offering Statement”) on Form 1-A of Maverick Lifestyle, Inc. (the “Company”) related to the offering pursuant to Regulation A of up to 10,000,000 shares of Company common stock at a public offering price of $2.50 per share was qualified (the “Offering”). From October to December 2022, the Company issued 9,624 shares of Company common stock at an offering price of $2.50 per share pursuant to the Offering Statement. On March 8, 2023, the Company terminated the Offering.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maverick Lifestyle, Inc.

/s/ Victor Krahn
Victor Krahn
Chief Executive Officer

March 8, 2023

2